FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The following Significant Event notice was filed by Enersis Chile S.A. with the Chilean Superintendence of Securities and Insurance (the "SVS").  Enersis Chile S.A. was formed on February 1, 2016 by means of the demerger of Enersis S.A.  However, the distribution of the shares of Enersis Chile S.A. is still pending and is subject to registration with the SVS and the U.S. Securities and Exchange Commission.

SIGNIFICANT EVENT

Enersis Chile S.A.

Santiago, February 29, 2016

Ger. Gen. N°001/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law Nº18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (the “Company”), I hereby inform you of the following significant events:

1º At the Board of Directors’ meeting of Enersis Chile S.A., held today, the Directors appointed Mr. Francisco de Borja Acha Besga as Chairman of the Board of Directors, Mr. Francesco Starace as Vice-Chairman of the Board of Directors, and Mr. Domingo Valdés Prieto as Secretary of the Board of Directors.

2° Additionally, the Board of Directors, in accordance to the Securities Market Law Nº18,046 and Sarbanes-Oxley Act, appointed the following members of the Board to the Directors’ Committee: Mr. Fernán Gazmuri Plaza, Mr. Pedro Pablo Cabrera Gaete and Mr. Gerardo Jofré Miranda. In accordance with Resolution N°1,956 of the Superintendence of Securities and Insurance, we inform that the members of the Board of Directors Mr. Pedro Pablo Cabrera Gaete and Mr. Gerardo Jofré Miranda are independent members of the Board of Directors.

3° The Company also informs that the Board of Directors of the Company has appointed Mr. Fernán Gazmuri Plaza  as the Financial Expert of the Directors’ Committee of Enersis Chile S.A. and also that the Directors’ Committee of the Company has appointed Mrs. Fernán Gazmuri Plaza as President of the Directors’ Committee and Mr. Domingo Valdés Prieto as its Secretary.

4° The Board of Directors of the Company appointed Mr. Luca D’Agnese as Chief Executive Officer of the Company.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Chile Central Bank)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 3, 2016